SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


- ---------------------------------------------------------------------------

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 9)

                            REN CORPORATION-USA
                            -------------------
                              (Name of Issuer)

                         Common Stock, no par value
                         --------------------------
                       (Title of Class of Securities)

                                 7596561010
                                 ----------
                               (CUSIP Number)

                               Mats Wahlstrom
                          COBE Laboratories, Inc.
                              1185 Oak Street
                                 Suite 500C
                         Lakewood, Colorado  80215
                         Telephone:  (303) 232-6800
                         --------------------------
                   (Name, Address and Telephone Number of
                  Person Authorized to Receive Notices and
                              Communications)

                                  Copy to:

                            Peter D. Lyons, Esq.
                            Shearman & Sterling
                            599 Lexington Avenue
                         New York, New York  10022
                         Telephone:  (212) 848-4000

                               July 13, 1995
          (Date of Event which Required Filing of this Statement)


- ---------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with this statement | |.

CUSIP No. 7596561010

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     COBE Laboratories, Inc.
     ----------------------------------------------------------------------

     ----------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
| |  (a)
          -----------------------------------------------------------------
| |  (b)
          -----------------------------------------------------------------

          -----------------------------------------------------------------

(3)  SEC Use Only
                 ----------------------------------------------------------

     ----------------------------------------------------------------------

(4)  Source of Funds (See Instructions) WC
                                       ------------------------------------

     ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

     ----------------------------------------------------------------------

(6)  Citizenship or Place of Organization Colorado
                                          ---------------------------------

     ----------------------------------------------------------------------

     ---------------
        Number of             (7)  Sole Voting Power 10,036,221
                                                     ----------------------
          Shares
                                   ----------------------------------------
       Beneficially           (8)  Shared Voting Power 0
                                                       --------------------
         Owned by
                                   ----------------------------------------
           Each               (9)  Sole Dispositive Power 10,036,221
                                                          -----------------
        Reporting
                                   ----------------------------------------
          Person              (10) Shared Dispositive Power 0
                                                            ---------------
           With
                                   ----------------------------------------

     ---------------

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person 10,036,221 shares of Common Stock
            ---------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        ---------------------------------------------------

     ----------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row
     (11)   Approximately 53%
          -----------------------------------------------------------------

(14) Type of Reporting Person (See Instructions) CO
                                                 --------------------------

CUSIP No. 7596561010

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Gambro AB
     ----------------------------------------------------------------------

     ----------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
| |  (a)
          -----------------------------------------------------------------
| |  (b)
          -----------------------------------------------------------------

          -----------------------------------------------------------------

(3)  SEC Use Only
                 ----------------------------------------------------------

     ----------------------------------------------------------------------

(4)  Source of Funds (See Instructions) AF
                                       ------------------------------------

     ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

     ----------------------------------------------------------------------

(6)  Citizenship or Place of Organization The Kingdom of Sweden
                                          ---------------------------------

     ----------------------------------------------------------------------


     ---------------
        Number of             (7)  Sole Voting Power 10,036,221
                                                     ----------------------
          Shares
                                   ----------------------------------------
       Beneficially           (8)  Shared Voting Power 0
                                                       --------------------
         Owned by
                                   ----------------------------------------
           Each               (9)  Sole Dispositive Power 10,036,221
                                                          -----------------
        Reporting
                                   ----------------------------------------
          Person              (10) Shared Dispositive Power 0
                                                            ---------------
           With
                                   ----------------------------------------

     ---------------

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person 10,036,221 shares of Common Stock
            ---------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        ---------------------------------------------------

     ----------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row
     (11)   Approximately 53%
          -----------------------------------------------------------------

(14) Type of Reporting Person (See Instructions) CO
                                                 --------------------------

CUSIP No. 7596561010

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Incentive AB
     ----------------------------------------------------------------------

     ----------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
| |  (a)
          -----------------------------------------------------------------
| |  (b)
          -----------------------------------------------------------------

          -----------------------------------------------------------------

(3)  SEC Use Only
                 ----------------------------------------------------------

     ----------------------------------------------------------------------

(4)  Source of Funds (See Instructions) AF
                                       ------------------------------------

     ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

     ----------------------------------------------------------------------

(6)  Citizenship or Place of Organization The Kingdom of Sweden
                                          ---------------------------------

     ----------------------------------------------------------------------


     ---------------
        Number of             (7)  Sole Voting Power 10,036,221
                                                     ----------------------
          Shares
                                   ----------------------------------------
       Beneficially           (8)  Shared Voting Power 0
                                                       --------------------
         Owned by
                                   ----------------------------------------
           Each               (9)  Sole Dispositive Power 10,036,221
                                                          -----------------
        Reporting
                                   ----------------------------------------
          Person              (10) Shared Dispositive Power 0
                                                            ---------------
           With
                                   ----------------------------------------

     ---------------

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person 10,036,221 shares of Common Stock
            ---------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        ---------------------------------------------------

     ----------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row
     (11)   Approximately 53%
          -----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
                                                 --------------------------

                      Amendment No. 9 to Schedule 13D
                      -------------------------------

          COBE Laboratories, Inc., a Colorado corporation (the "Purchaser"), Gambro AB, a Swedish corporation, and Incentive AB, a Swedish
 ---------
corporation, hereby amend and supplement the Statement on Schedule 13D, dated May 24, 1991 (the "Original Statement"), as amended by Amendment No.
                         ------------------
1 thereto dated June 5, 1991, Amendment No. 2 thereto dated February 9, 1992, Amendment No. 3 thereto dated March 17, 1992, Amendment No. 4 thereto dated May 12, 1992, amendment No. 5 thereto dated July 2, 1992, Amendment No. 6 thereto dated October 1, 1992, Amendment No. 7 thereto dated April 13, 1993 and Amendment No. 8 thereto dated July 15, 1993 (the Original Statement, as so amended, being the "13D Statement"), with respect to the
                                     -------------
common stock, no par value (the "Common Stock"), of REN Corporation-USA, a
                                 ------------
Tennessee corporation (the "Issuer").
                            ------

          Unless otherwise indicated, each capitalized term used and not defined herein shall have the meaning assigned to such term in the 13D Statement.

          Item 2    Identity and Background
          ------    -----------------------

          Item 2 of the 13D Statement is hereby amended in its entirety to read as follows:

          "This statement is being filed by Cobe Laboratories, Inc., a Colorado corporation ("Cobe"), Gambro AB, a Swedish corporation ("Gambro")
                       ----                                       ------
and Incentive AB, a Swedish corporation ("Incentive").  Cobe, Gambro and
                                          ---------
Incentive are collectively referred to herein as the "Reporting Persons".
                                                      -----------------
Cobe's principal executive offices are located at 1185 Oak Street, Lakewood, Colorado 80215. Cobe and its subsidiaries design, develop, manufacture, distribute, sell and service medical and therapeutic systems for four medical market segments: cardiovascular, renal care, apheresis and blood banking.

          Cobe is a direct wholly-owned subsidiary of Gambro GmbH, a German corporation, which is a direct wholly-owned subsidiary of Gambro. Gambro GmbH's principal executive offices are located at Lochhamer Strasse 15, P.O. Box 1464, D-82143, Planegg Martinsried, Germany. Gambro's principal executive offices are located at P.O. Box 10101, Magistratsvagen 16, S-220 10 Lund, Sweden. Gambro is a Swedish industrial group focusing on operations in four business areas: Renal Care, Cardiovascular Surgery, Blood Component Technology and Health Care Services. Incentive owns shares representing approximately 58.4% of the total voting power of Gambro. The address of the principal executive offices of Incentive is located at Hamngatan 2, P.O. Box 7373, S-10391, Stockholm, Sweden.

          The name, citizenship, business address and present principal occupation of each of the directors and executive officers of Cobe, Gambro and Incentive are set forth in, respectively, Schedules I, II and III hereto.

          During the last five years, none of the Reporting Persons (nor, to the best knowledge of the Reporting Persons, Gambro GmbH or any of the persons listed on Schedules I, II and III hereto) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws."

          Item 3.   Sources and Amount of Funds or Other Consideration
                    --------------------------------------------------

          Item 3 of the 13D Statement is hereby amended and supplemented by adding the following to the end thereof:

          "The Purchaser (as such term is defined in Items 4 and 6 hereof) intends to finance the Proposed Transaction (as such term is defined in Items 4 and 6 hereof) by way of bank borrowings."

          Item 4.   Purpose of Transaction
                    ----------------------

          Item 6.   Contracts, Arrangements, Understandings or
                    ------------------------------------------
                    Relationships with Respect to Securities of the Issuer
                    ------------------------------------------------------

          Items 4 and 6 of the 13D Statement are hereby amended and supplemented by adding the following to the end thereof:

          "The Issuer is a party to the Stock Purchase Agreement dated as of May 24, 1991, as amended through October 1, 1992 (the "Stock Purchase Agreement"), between the Issuer and the Purchaser, pursuant to which the Purchaser purchased common shares, no par value, of the Issuer (the "Common Stock"). As of the date hereof, the Purchaser owns an aggregate of Common Stock representing approximately 53% of the Issuer's total issued and outstanding Common Stock. Section 5.11 of the Stock Purchase Agreement provides among other things that, subject to certain exceptions, the Purchaser shall not directly or indirectly, unless specifically requested to do so in writing in advance by the Board of Directors (the "Board") of the Issuer, acquire or agree, offer, seek or propose to acquire ownership of any securities of the Issuer. On July 13, 1995, the Board of the Issuer delivered to the Purchaser its written consent dated as of July 13, 1995 (the "Consent Letter") permitting the Purchaser to submit its proposal to acquire all the Common Stock of the Issuer that the Purchaser does not currently own pursuant to the Proposal Letter (as defined below). The Consent Letter is attached hereto as Exhibit O and is incorporated herein by reference in its entirety.

          Pursuant to the Consent Letter, on July 13, 1995, the Purchaser delivered to the Board of the Issuer a letter dated as of July 13, 1995 (the "Proposal Letter") in which the Purchaser offered to acquire in a cash merger transaction (the "Proposed Transaction") all the issued and outstanding Common Stock of the Issuer not currently owned by the Purchaser for a purchase price of $18 per share, or an aggregate of approximately $170 million. The Purchaser anticipates that upon completion of the Proposed Transaction, the Purchaser will seek to cause the Common Stock to be delisted from trading on the NASDAQ National Market System and to cause the termination of registration of the Common Stock pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended. The Proposal

Letter is attached hereto as Exhibit P and is incorporated herein by reference in its entirety. On July 14, 1995, the Issuer issued a press release relating to the events described above. Such press release is attached hereto as Exhibit Q and is incorporated herein by reference in its entirety.

          Except as set forth herein, the Purchaser and its affiliates have not formulated any plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the Issuer's business or corporate structure, (g) any change in the Issuer's certificate of incorporation or by-laws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above."

          Item 7.  Items to be Filed as Exhibits
                   -----------------------------

          Item 7 of the 13D Statement is hereby amended and supplemented by adding the following Exhibits to the end thereof:

          "Exhibit          Description
           -------          -----------

             O Consent Letter, dated as of July 13, 1995, from the Board of the Issuer addressed to the Purchaser permitting the Purchaser to make a proposal to acquire Common Stock.

             P Offer Letter, dated as of July 13, 1995, from the Purchaser addressed to the Board of the Issuer offering to acquire Common Stock.

             Q              Press release issued by the Issuer on July 14, 1995.

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 14, 1995


                                   COBE LABORATORIES, INC.



                                   By:  _____________________
                                        Herbert S. Lawson
                                        Chief Financial Officer

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 14, 1995


                                   GAMBRO AB



                                   By:
                                        --------------------
                                      Name:  Berthold Lindqvist
                                      Title: President

                                 SIGNATURE
                                 ---------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 14, 1995


                                   INCENTIVE AB



                                   By:
                                        --------------------
                                      Name:  Mikael Lilius
                                      Title: President

                                                                 SCHEDULE I

        Directors and Executive Officers of COBE Laboratories, Inc.
        -----------------------------------------------------------

                                  Present Principal Occupation or Employment,
                                  Including Name, Principal Business and
Name, Business Address            Address of such Corporation or Organization
and Citizenship*                  (other than COBE Laboratories, Inc.)
- ------------------------          -----------------------------------------


                    Directors of COBE Laboratories, Inc.
                    ------------------------------------

Randall F. Bellows            Retired Executive Vice President of COBE
                              Laboratories, Inc.; Private Investor

Robert M. Collins             Retired President of COBE Laboratories, Inc.;
                              Private Investor

Edward J. Giachetti           Vice President of COBE Laboratories, Inc. and
                              President of COBE Cardiovascular, Inc.

Alain Granger (France)        President of Hospal AG, Hospal S.A., 188 Av.
                              Jean-Jaures, F-69007, Lyon, France.

Ugo Grondelli (Italy)         Senior Executive Vice President and Deputy
                              Managing Director of Gambro AB and President of Gambro SpA. Via Aldo Moro I/A, I-43035,
                              Felino (PR), Italy.

Jan Gustavsson (Sweden)       Chief Financial Officer of Gambro AB, Box
                              10101, S-220 10 Lund, Sweden.

Berthold Lindqvist (Sweden)   President and Chief Executive Officer of
                              Gambro AB, Box 10101, S-220 10 Lund, Sweden.

Ingmar Magnusson (Sweden)     General Counsel of Gambro AB, Box 10101, S-
                              220 10 Lund, Sweden.

Mats Wahlstrom (Sweden)       President of COBE Laboratories, Inc.;
                              Executive Vice President of Gambro AB.

Edward C. Wood, Jr.           President of COBE BCT, Inc., 1201 Oak Street,
                              Lakewood, CO  80215-4498.

- --------------------
* Unless otherwise indicated, the business address of each of the named persons is 1185 Oak Street, Lakewood, Colorado 80215. Each person listed above, unless otherwise indicated, is a citizen of the U.S.A.

        Directors and Executive Officers of COBE Laboratories, Inc.
        -----------------------------------------------------------

                                   Present Principal Occupation or Employment,
                                   Including Name, Principal Business and
Name, Business Address             Address of such Corporation or Organization
and Citizenship*                   (other than COBE Laboratories, Inc.)
- ------------------------          -----------------------------------------

               Executive Officers of COBE Laboratories, Inc.
               ---------------------------------------------

Teresa Blandford              Vice President of COBE Laboratories, Inc.

Wendell J. Gardner            Senior Vice President

Edward J. Giachetti           Vice President of COBE Laboratories, Inc. and
                              President of COBE Cardiovascular, Inc.

Herbert S. Lawson             Vice President, Chief Financial Officer,
                              Treasurer and Assistant Secretary of COBE
                              Laboratories, Inc.

Curtin L. Wagner              Vice President of COBE Laboratories, Inc.

Mats Wahlstrom (Sweden)       President of COBE Laboratories, Inc.


- --------------------
* Unless otherwise indicated, the business address of each of the named persons is 1185 Oak Street, Lakewood, Colorado 80215. Each person listed above, unless otherwise indicated, is a citizen of the U.S.A.

                                                                SCHEDULE II

               Directors and Executive Officers of Gambro AB
               ---------------------------------------------

                                  Present Principal Occupation or Employment,
                                  Including Name, Principal Business and
Name, Business Address            Address of such Corporation or Organization
and Citizenship*                  (other than Gambro AB)
- ------------------------          -----------------------------------------

                     Directors of Gambro AB
                     ----------------------

Mikael Lilius                 Chairmain, President and Chief Executive
                              Officer of Incentive AB, P.O. Box 7373,
                              Hamngatan 2, S-10391, Stockholm, Sweden.

Lennart Nilsson               President and Chief Executive Officer of
                              Investment AB Cardo, Roskildevagen 1B, Box
                              486, S-201 24, Malmo, Sweden.

Tore Daun                     Director and former President, Molnlycke AB,
                              Molndal, Sweden.  Kobbehallsv 10, S-43600,
                              Askim, Sweden.

Margareta Nilsson             Vice Chairman, Katedervagen 5, S-224 67 Lund,
                              Sweden.

Berthold Lindqvist            President and Chief Executive Officer of
                              Gambro AB.

Anitha Svensson-Grane         Employee representative of Gambro AB.

Gosta Gahrton                 Professor, Chief of Department of Medicine,
                              Huddinge Hospital, Stockholm, Sweden.
                              Hallingsbacken 8, S-161 28 Bromma.

Karl Olof Tell                Employee representative of Gambro AB.

Soren Mellstig                Senior Vice President of Incentive AB

Claes Wilhelmsson             Board Member



- --------------------
* Unless otherwise indicated, the business address of each of the named persons is P.O. Box 10101, Magistratsvagen 16, S-220 10 Lund, Sweden. Each person listed above, unless otherwise indicated, is a citizen of Sweden.

               Directors and Executive Officers of Gambro AB
               ---------------------------------------------

                                    Present Principal Occupation or Employment,
                                    Including Name, Principal Business and
Name, Business Address              Address of such Corporation or Organization
and Citizenship*                    (other than Gambro AB)
- ------------------------            -----------------------------------------

                     Executive Management of Gambro AB
                     ---------------------------------

Berthold Lindqvist            President and Chief Executive Officer of
                              Gambro AB.

Lawrence J. Centella (USA)    President and Chief Executive Officer of REN
                              Corporation-USA. 1820 Charlotte Pike,
                              Nashville TN.

Edward J. Giachetti (USA)     Vice President of COBE Laboratories, Inc. and
                              President of COBE Cardiovascular, Inc.,
                              1185 Oak Street, Lakewood CO 80215.

Jan Gustavsson                Chief Financial Officer of Gambro AB.

Ugo Grondelli (Italy)         Senior Executive Vice President and Deputy
                              Managing Director of Gambro AB. Via Aldo Moro
                              1/A, I-43035, Felino (PR), Italy

Leif Smeby                    Research Director of Gambro AB.

Alain Granger (France)        President of Hospal AG, Hogamed S.A. and
                              Hospal International Marketing.  188 Av.
                              Jean-Jaures, F-69007, Lyon, France.

Mats Wahlstrom                President of COBE Laboratories, Inc.;
                              Executive Vice President of Gambro AB.

Jan-Olof Olsson               President of Gambro Lundia AB and Gambro
                              Dialysatoren GmbH & Co. KG.

Edward C. Wood, Jr. (USA)     President of COBE BCT, Inc., 1201 Oak Street,
                              Lakewood, CO  80215-4498.



- --------------------
* Unless otherwise indicated, the business address of each of the named persons is P.O. Box 10101, Magistratsvagen 16, S-220 10 Lund, Sweden. Each person listed above, unless otherwise indicated, is a citizen of Sweden.

                                                               SCHEDULE III

              Directors and Executive Officers of Incentive AB
              ------------------------------------------------

                                   Present Principal Occupation or Employment,
                                   Including Name, Principal Business and
Name, Business Address             Address of such Corporation or Organization
and Citizenship*                   (other than Incentive AB)
- ------------------------           -----------------------------------------

                      Directors of Incentive AB
                      -------------------------

Anders Scharp                 Chairman of Incentive AB.  Chairman of the
                              Boards of Electrolux, Saab-Scania and SKF.
                              Vice Chairman of the Boards of Investor and Atlas Copco. Member of the Boards of Email
                              Ltd. (Australia), the Swedish Employers'
                              Confederation, the Federation of Swedish
                              Mechanical Engineering Industries and the
                              Federation of Swedish Industries.

Claes Dahlback                President of Investor.  Chairman of the Board
                              of Vin & Sprit AB.  Vice Chairman of the
                              Board of ASEA.  Member of the Boards of ABB,
                              Astra, Electrolux, Ericsson, Saab Scania, SKF and STORA.

Casimir Ehrnrooth             Chairman of the Boards of Kymmene Oy and
                              Nokia Oy.

Lennart Hagelin               Chairman of the Boards of Svenska Dagblader,
                              Grand Hotel Holdings and Stancia. Member of the Boards of Skandia, Axel Johnson, the
                              National Swedish Road Administration and
                              Uppsala University.



- --------------------
* Unless otherwise indicated, the business address of each of the named persons is Hamngatan 2, P.O. Box 7373, S-10391, Stockholm, Sweden. Each person listed above, unless otherwise indicated, is a citizen of Sweden.

              Directors and Executive Officers of Incentive AB
              ------------------------------------------------

                                   Present Principal Occupation or Employment,
                                   Including Name, Principal Business and
Name, Business Address             Address of such Corporation or Organization
and Citizenship*                   (other than Incentive AB)
- ------------------------           -----------------------------------------

                 Directors of Incentive AB (continued)
                 -------------------------------------

Leif Johansson                President and CEO of Electrolux.

Mikael Lilius                 President and CEO of Incentive AB.  Chairman
                              of the Boards of Garphyttan Industrier and Orrefors Kosta Boda. Member of the Boards of
                              Cardo, Gambro and Huhtamaki Oy.

Sven Soderberg                Chairman of the Boards of Skandia and Ratos.
                              Member of the Boards of ASEA and STORA.
                              Consul General of Norway in Stockholm.

Marcus Wallenberg             Executive Vice President of Investor.  Vice
                              Chairman of the Boards of Astra and Saab-
                              Scania.  Member of the Boards of Investor,
                              Saab Automobile and the Knut & Alice
                              Wallenberg Foundation.  Deputy Member of the
                              Boards of SILA, ABA and SKF.

Tore Burstrom                 Employee representative of Incentive AB.

Ake Jacobsson                 Employee representative of Incentive AB.
                              Member of the Board of the Electricians'
                              Local Union.

Bengt-Ola Nygren              Employee representative of Incentive AB.

Hakan Lindh                   Employee representative of Incentive AB.

Jan Marklund                  Employee representative of Incentive AB.

Dan Nilsson                   Employee representative of Incentive AB.
                              Chairman of the Local Chapter of the Swedish
                              Industrial Salaried Employees' Association.



- --------------------
* Unless otherwise indicated, the business address of each of the named persons is Hamngatan 2, P.O. Box 7373, 10391, Stockholm, Sweden. Each person listed above, unless otherwise indicated, is a citizen of Sweden.

              Directors and Executive Officers of Incentive AB
              ------------------------------------------------

                                    Present Principal Occupation or Employment,
                                    Including Name, Principal Business and
Name, Business Address              Address of such Corporation or Organization
and Citizenship*                    (other than Incentive AB)
- ------------------------            -----------------------------------------

                  Executive Management of Incentive AB
                  ------------------------------------

Mikael Lilius                 President and Chief Executive Officer

Anders Fraggstedt             Executive Vice President

Anders Jagraeus               Executive Vice President

Lars Fahlen                   Senior Vice President, Personnel

Sverker Lundkvist             Senior Vice President, Finance

Soren Mellstig                Senior Vice President, Corporate Control

Bengt Modeer                  Senior Vice President, Corporate
                              Communications

Kjell Spangberg               Senior Vice President, Business Development,
                              Mergers and Acquisitions



- --------------------
* Unless oth1erwise indicated, the business address of each of the named persons is Hamngatan 2, P.O. Box 7373, 10391, Stockholm, Sweden. Each person listed above, unless otherwise indicated, is a citizen of Sweden.

                                  EXHIBIT INDEX
                                  -------------

           Exhibit            Description
           -------            -----------

             O Consent Letter, dated as of July 13, 1995, from the Board of the Issuer addressed to the Purchaser permitting the Purchaser to make a proposal to acquire Common Stock.

             P Offer Letter, dated as of July 13, 1995, from the Purchaser addressed to the Board of the Issuer offering to acquire Common Stock.

             Q                Press release issued by the Issuer on
                              July 14, 1995.